UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 17)*

TOP SHIPS INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

Y8897Y156
(CUSIP Number)

George Economou G.C. Economou & Associates 11 Kanari Street 106 71 Athens, Greece 011 (30) 210 364 0030
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 21, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Y8897Y156

1.	NAME OF REPORTING PERSONS
Family Trading Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[X]
		(b)	[_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER 0

8.	SHARED VOTING POWER 2,167,881 (1)

9.	SOLE DISPOSITIVE POWER 0

10.	SHARED DISPOSITIVE POWER 2,167,881 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,167,881

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.7% (2)

14.	TYPE OF REPORTING PERSON CO

(1) Represents 2,132,816 Common Shares (defined in Item 1 below) currently held by Family Trading Inc. and 35,065 Common Shares issuable upon the conversion of $0.05 million of outstanding debt held by Family Trading Inc. under the Amended Family Trading Credit Facility (defined in Item 3 below).

(2)  See Item 5(a).

CUSIP No.	Y8897Y156

1.	NAME OF REPORTING PERSONS Sovereign Holdings Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[X]
		(b)	[_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

492,048 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

492,048 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

492,048

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.3% (2)

14.	TYPE OF REPORTING PERSON

CO

(1) Represents 492,048 Common Shares currently held by Sovereign Holdings Inc.

(2) See Item 5(a).

CUSIP No.	Y8897Y156

1.	NAME OF REPORTING PERSONS Epsilon Holdings Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[X]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

221,687 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

221,687 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

221,687

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.8% (2)

14.	TYPE OF REPORTING PERSON

CO

(1) Represents 221,687 Common Shares currently held by Epsilon Holdings Inc.

(2) See Item 5(a).

CUSIP No.	Y8897Y156

1.	NAME OF REPORTING PERSONS Oscar Shipholding Ltd

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[X]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

157,000 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

157,000 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

157,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.0% (2)

14.	TYPE OF REPORTING PERSON

CO

(1) Represents 157,000 Common Shares currently held by Oscar Shipholding Ltd.

(2) See Item 5(a).

CUSIP No.	Y8897Y156

1.	NAME OF REPORTING PERSONS Race Navigation Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[X]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,275,000 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,275,000 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,275,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

23.2% (2)

14.	TYPE OF REPORTING PERSON

CO

(1) Represents 250,000 Common Shares currently held by Race Navigation Inc. and 2,025,000 Common Shares issuable upon exercise of warrants currently held by Race Navigation Inc. See Item 3 below.

(2) See Item 5(a).

CUSIP No.	Y8897Y156

1.	NAME OF REPORTING PERSONS Tankers Family Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[X]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

183,000 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

183,000 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

183,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.3% (2)

14.	TYPE OF REPORTING PERSON

CO

(1) Represents 183,000 Common Shares currently held by Tankers Family Inc.

(2) See Item 5(a).

CUSIP No.	Y8897Y156

1.	NAME OF REPORTING PERSONS The Lax Trust

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[X]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

New Zealand

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

5,496,616 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

5,496,616 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,496,616

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

55.7% (2)

14.	TYPE OF REPORTING PERSON OO

(1) The Lax Trust is an irrevocable trust established for the benefit of certain family members of Evangelos Pistiolis, the President, Chief Executive Officer and Director of the Issuer. The Lax Trust may be deemed to beneficially own all of the outstanding shares beneficially owned by Family Trading Inc., Sovereign Holdings Inc., Epsilon Holdings Inc., Oscar Shipholding Ltd, Race Navigation Inc., and Tankers Family Inc., each a Marshall Islands corporation (collectively, the "Holding Companies").

(2) See Item 5(a).

This Amendment No. 17 (this "Amendment No. 17") amends and supplements the Schedule 13D/A (the "Schedule 13D/A") filed with the U.S. Securities and Exchange Commission (the "Commission") on behalf of Family Trading Inc. ("Family Trading"), Sovereign Holdings Inc. ("Sovereign"), Epsilon Holdings Inc. ("Epsilon"), Oscar Shipholding Ltd ("Oscar"), Race Navigation Inc. ("Race Navigation"), Tankers Family Inc. ("Tankers Family"), and the Lax Trust (the "Trust", and collectively, the "Reporting Persons") on November 29, 2016. Capitalized terms used herein but not otherwise defined shall have the meaning set forth in the Schedule 13D/A filed with the Commission on November 29, 2016.

Item 1.   Security and Issuer

This Amendment No. 17 is being filed with respect to the outstanding shares of common stock, par value $0.01 per share (the "Common Shares") of Top Ships Inc., a corporation incorporated in the Marshall Islands (the "Issuer").

The address of the principal executive offices of the Issuer is:

1 Vasilisis Sofias and Megalou Alexandrou Str
15124 Maroussi
Greece

Item 2.   Identity and Background.

(a, b, c and f.) This Amendment No. 17 is being filed on behalf of the Reporting Persons. Unless otherwise noted, the principal business address of the persons listed in Item 2 is 11 Kanari Street, 106 71 Athens, Greece. Unless otherwise indicated, the present principal occupation of each person is with the applicable Reporting Person.
The business address of the Trust is Level 3, 18 Stanley Street, Auckland 1010, New Zealand. The Trust is an irrevocable trust established under the laws of New Zealand under an agreement dated March 12, 2015 for the benefit of certain family members of Evangelos Pistiolis, the President, Chief Executive Officer and Director of the Issuer.  The New Zealand Trust Corporation Limited is the trustee (the "Trustee") of the Trust.  The Trust may be deemed to own all of the outstanding shares of the Holding Companies.
Family Trading is a corporation established under the laws of the Marshall Islands. Its principal business is acting as an investment holding company.  Dimosthenes Eleftheriadis is the President, Treasurer and Director of Family Trading and Stylianos Giamanis is the Vice President and Secretary of Family Trading. Mr. Eleftheriadis is a citizen of Greece and Mr. Giamanis is a citizen of Greece.
Epsilon is a corporation established under the laws of the Marshall Islands. Its principal business is acting as an investment holding company.  Dimosthenes Eleftheriadis is the President, Treasurer and Director of Epsilon and Pinelopi Platsouka is the Vice President, Secretary and Director of Epsilon.  Mr. Eleftheriadis is a citizen of Greece and Ms. Platsouka is a citizen of Greece.
Oscar is a company established under the laws of the Marshall Islands. Its principal business is acting as an investment holding company.  Stylianos Giamanis is the President, Treasurer and Director of Oscar and Pinelopi Platsouka is the Vice President, Secretary and Director of Oscar. Mr. Giamanis is a citizen of Greece and Ms. Platsouka is a citizen of Greece.
Race Navigation is a corporation established under the laws of the Marshall Islands. Its principal business is acting as an investment holding company.  Stylianos Giamanis is the President, Treasurer and Director of Race Navigation and Dimosthenes Eleftheriadis is the Vice President, Secretary and Director of Race Navigation.  Mr. Giamanis is a citizen of Greece and Mr. Eleftheriadis is a citizen of Greece.

Tankers Family is a corporation established under the laws of the Marshall Islands. Its principal business is acting as an investment holding company.  Stylianos Giamanis is the President, Treasurer and Director of Tankers Family and Dimosthenes Eleftheriadis is the Vice President, Secretary and Director of Tankers Family. Mr. Giamanis is a citizen of Greece and Mr. Eleftheriadis is a citizen of Greece.
(d. and e.) To the best of the Reporting Persons' knowledge, none of the persons listed in Item 2, including the Trustee, have, during the last five years been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
Item 3.   Source and Amount of Funds or Other Consideration.

The Issuer previously entered into an agreement with Family Trading pursuant to which Family Trading lent the Issuer up to $15.0 million under an unsecured revolving credit facility (the "Family Trading Credit Facility") in order to fund the Issuer's newbuilding program and working capital relating to its operating vessels. The Family Trading Credit Facility was due to be repaid December 31, 2016 but the maturity was extended until February 28, 2017.
On February 21, 2017, the Issuer amended and restated the Family Trading Credit Facility (the "Amended Family Trading Credit Facility") in order to, among other things, remove any limitation in the use of funds drawn down under the facility, reduce the mandatory cash payment due under the facility when the Issuer raises capital through the issuance of certain securities, remove the revolving feature of the facility, and extend the facility for up to three year. Further, under the terms of the Amended Family Trading Credit Facility, if the Issuer raises capital via the issuance of warrants, debt or equity, it is obliged to repay any amounts due under the Amended Family Trading Credit Facility and any accrued interest and fees up to the time of the issuance in cash or in Common Shares at Family Trading's option. Family Trading retains the right to delay this mandatory repayment at its absolute discretion. For the first six months after the execution of the facility, no more than $3.5 million can be mandatorily prepaid in cash. Subject to certain adjustments pursuant the terms of the Amended Family Trading Credit Facility, the number of common shares to be issued as repayment of the amounts outstanding under the facility will be calculated by dividing the amount redeemed by 80% of the lowest daily volume weighted average price ("VWAP") of the common shares on the Nasdaq Capital Market during the twenty consecutive trading days ending on the trading day prior to the payment date (the "Applicable Price"), provided, however, that at no time shall the Applicable Price be lower than $0.60 per common share (the "Floor Price").
Further, in the case where the Issuer raises capital (whether publicly or privately) and the Applicable Price is higher than the lowest of (henceforth the "Issuance Price"):
a. the price per share issued upon an equity offering of the Issuer;
b. the exercise price of warrants or options for Common Shares;
c. the conversion price of any convertible security into Common Shares; or
d. the implied exchange price of the Common Shares pursuant to an asset to equity or liability to equity swap
, then the Applicable Price will be reduced to the Issuance Price. Finally, in case the Applicable Price is higher than the exercise price of the Issuer's outstanding warrants (the "Warrants"), the Applicable Price will be reduced to the exercise price of such outstanding Warrants.
On February 21, 2017, the Issuer issued to Family Trading an aggregate 627,000 Common Shares in connection with the partial repayment of $0.9 million of accrued interest and fees funds outstanding under the Amended Family Trading Credit Facility.

On February 22, 2017, the Issuer issued to Family Trading an aggregate 150,000 Common Shares in connection with the partial repayment of $0.2 million of accrued interest and fees outstanding under the Amended Family Trading Credit Facility.
As of the date hereof, there is currently $0.05 million outstanding under the Amended Family Trading Credit Facility, which is convertible into 35,065 Common Shares.
This Amendment No. 17 is also being filed to reflect an increase in the number of Common Shares issuable to Race Navigation in connection with adjustments to the exercise price of the Warrants. Each Warrant currently has an exercise price of $1.54 and entitling its holder to purchase 1.62 Common Shares, as may be further adjusted. Pursuant to the terms of the Warrants, holders also have the right, but not the obligation, to, in any exercise of each Warrant, to designate the variable price being offered by the Issuer pursuant to a different security. The Issuer currently has outstanding Series C Convertible Preferred Stock that are convertible at the lower of (i) $3.75 or (ii) 75% of the lowest daily VWAP of the Common Shares for any trading day during the twenty-one (21) consecutive trading day period ending on, and including, the trading day immediately prior to the date of delivery of an exercise notice (but in no event can this variable exercise price be less than $0.25) (the "Conversion Ratio") and buy a proportionate number of Common Shares based on the variable price in effect on the date of exercise. The Conversion Ratio is subject to certain adjustments in accordance with the terms of the Statement of Designations, Preferences and Rights of the Series C Convertible Preferred Stock of the Issuer.
Item 4.   Purpose of Transaction

The information set forth in Item 3 of this Amendment No. 17 is hereby incorporated herein by reference.
Other than as set forth above, there are no other material changes from the Schedule 13D/A filed with the Commission on November 29, 2016.

Item 5.   Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety to read as follows:

(a. and b.) According to information received from the Issuer, as of February 28, 2017, there were 7,804,000 Common Shares issued and outstanding. Based on the foregoing, the Reporting Persons report beneficial ownership of the following Common Shares:

Family Trading may be deemed to beneficially own 2,167,881 Common Shares, representing approximately 27.7% of the outstanding Common Shares. This percentage ownership is based on 7,839,065 Common Shares outstanding, which is calculated for this Schedule 13D/A purposes by taking the sum of (i) 7,804,000 Common Shares outstanding and (ii) 35,065 Common Shares issuable upon the conversion of $0.05 million of outstanding debt held by Family Trading under the Amended Family Trading Credit Facility. Family Trading has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 2,167,881 Common Shares. Family Trading has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 2,167,881 Common Shares.

Sovereign may be deemed to beneficially own 492,048 Common Shares, representing approximately 6.3% of the outstanding Common Shares. Sovereign has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 492,048 Common Shares. Sovereign has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 492,048 Common Shares.
Epsilon may be deemed to beneficially own 221,687 Common Shares, representing approximately 2.8% of the outstanding Common Shares. Epsilon has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 221,687 Common Shares. Epsilon has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 221,687 Common Shares.

Oscar may be deemed to beneficially own 157,000 Common Shares, representing approximately 2.0% of the outstanding Common Shares. Oscar has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 157,000 Common Shares. Oscar has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 157,000 Common Shares.

Race Navigation may be deemed to beneficially own 2,275,000 Common Shares, representing approximately 23.2% of the outstanding Common Shares. This percentage ownership is based on 9,829,000 Common Shares outstanding, which is calculated for this Schedule 13D/A purposes by taking the sum of (i) 7,804,000 Common Shares outstanding and (ii) 2,025,000 Common Shares issuable upon the exercise of all of the 1,250,000 Warrants currently held by Race Navigation. Race Navigation has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 2,275,000 Common Shares.  Race Navigation has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 2,275,000 Common Shares.

Tankers Family may be deemed to beneficially own 183,000 Common Shares, representing approximately 2.3% of the outstanding Common Shares. Tankers Family has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 183,000 Common Shares. Tankers Family has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 183,000 Common Shares.

The Trust may be deemed to beneficially own 5,496,616 Common Shares, representing approximately 55.7% of the outstanding Common Shares. This percentage ownership is based on 9,864,065 Common Shares outstanding, which is calculated for this Schedule 13D/A purposes by taking the sum of (i) 7,804,000 Common Shares outstanding, (ii) 2,025,000 Common Shares issuable upon the exercise of all of the 1,250,000 Warrants currently held by Race Navigation, and (iii) 35,065 Common Shares issuable upon the conversion of $0.05 million of outstanding debt held by Family Trading under the Amended Family Trading Credit Facility. The Trustee of the Trust has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 5,496,616 Common Shares. The Trustee of the Trust has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 5,496,616 Common Shares.

To the best knowledge of the Reporting Persons, none of the other persons named in response to Item 2 have the sole power to vote or to direct the vote, the shared power to vote or direct the vote, the sole power to dispose or to direct the disposition of the Common Shares that are the subject of the Schedule 13D/A and this Amendment No. 17. Voting and disposition of the Common Shares held by the Reporting Persons require the approval of the Trustee of the Trust.

(c.) Except for those transactions described herein (see Item 3), to the best knowledge of the Reporting Persons, no other transactions in the Common Shares were effected by the persons enumerated in response to paragraph (a) during the past 60 days.

(d.) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Shares beneficially owned by the Reporting Persons.

(e.) Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Item 3 of this Amendment No. 17 is hereby incorporated herein by reference.
To the best of the Reporting Persons' knowledge and except as described in this Amendment No. 17, there are no other materials changes from the Schedule 13D/A filed with the Commission on November 29, 2016.

Item 7.    Material to be Filed as Exhibits.

Item 7 is hereby supplemented to add the following:

Exhibit A	Joint Filing Undertaking.

Exhibit B	Amended Family Trading Credit Facility.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 1, 2017	FAMILY TRADING INC.

	By:	/s/ Dimosthenis Eleftheriadis
	Name:	Dimosthenis Eleftheriadis
	Title:	President/Director

SOVEREIGN HOLDINGS INC.

	By:	/s/ Annita Hadjipaschali
	Name:	Annita Hadjipaschali
	Title:	President / Director

OSCAR SHIPHOLDING LTD

	By:	/s/ Pinelopi Platsouka
	Name:	Pinelopi Platsouka
	Title:	Vice President / Secretary

EPSILON HOLDINGS INC.

	By:	/s/ Dimosthenis Eleftheriadis
	Name:	Dimosthenis Eleftheriadis
	Title:	President/Treasurer/Director

RACE NAVIGATION INC.

	By:	/s/ Stylianos Giamanis
	Name:	Stylianos Giamanis
	Title:	President/Treasurer/Director

TANKERS FAMILY INC.

	By:	/s/ Dimosthenis Eleftheriadis
	Name:	Dimosthenis Eleftheriadis
	Title:	Vice President / Secretary

THE LAX TRUST

NEW ZEALAND TRUST CORPORATION LIMITED, as Trustee

	By:	/s/ Karen Marshall
	Name:	Karen Marshall
	Title:	Director

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

EXHIBIT A

JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby executes this agreement as an exhibit to this Schedule 13D/A with respect to the shares of common stock of Top Ships Inc. to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, as amended, to file this Schedule 13D/A, and any amendments hereto, jointly on behalf of each such party.

Dated: March 1, 2017	FAMILY TRADING INC.

	By:	/s/ Dimosthenis Eleftheriadis
	Name:	Dimosthenis Eleftheriadis
	Title:	President / Director

SOVEREIGN HOLDINGS INC.

	By:	/s/ Annita Hadjipaschali
	Name:	Annita Hadjipaschali
	Title:	President / Director

OSCAR SHIPHOLDING LTD

	By:	/s/ Pinelopi Platsouka
	Name:	Pinelopi Platsouka
	Title:	Vice President / Secretary

EPSILON HOLDINGS INC.

	By:	/s/ Dimosthenis Eleftheriadis
	Name:	Dimosthenis Eleftheriadis
	Title:	President/Treasurer/Director

RACE NAVIGATION INC.

	By:	/s/ Stylianos Giamanis
	Name:	Stylianos Giamanis
	Title:	President/Treasurer/Director

TANKERS FAMILY INC.

	By:	/s/ Dimosthenis Eleftheriadis
	Name:	Dimosthenis Eleftheriadis
	Title:	Vice President / Secretary

THE LAX TRUST

NEW ZEALAND TRUST CORPORATION LIMITED, as Trustee

	By:	/s/ Karen Marshall
	Name:	Karen Marshall
	Title:	Director

EXHIBIT B

AMENDED AND RESTATED LOAN AGREEMENT
to the loan agreement dated December 23, 2015, as amended by Addendum No 1 dated
June 30, 2016, Addendum No 2 dated December 28, 2016 and Addendum No 3 dated
January 27, 2017

Date:                                        February 21, 2017
Parties:
I.
"The Borrower": Top Ships Inc., of the Republic of the Marshall Islands, Trust Company Complex, Ajeltake Road, Ajeltake Islands, Majuro, Marshall Islands MH96960, duly represented by Mr. Alexandros Tsirikos, Director/ Chief Financial Officer.

II.
"The Lender": Family Trading Inc. of the Republic of the Marshall Islands, of Trust Company Complex, Ajeltake Road, Ajeltake Islands, Majuro, Marshall Islands MH96960, duly represented by Dimosthenis Eleftheriadis.

Interpretation
"Banking" or "Business day" means any day on which the banks generally and foreign exchange markets in Greece and the U.S.A. are open for business.
"Default" or "Event of Default" means any of the events specified in Section 8 whether or not any requirement for the giving of notice or the lapse of time or both or the happening of any other condition has been satisfied.
"the Loan" means an unsecured credit facility for a principal amount of up to USD 15,000,000 (Fifteen Million US Dollars), available to be drawn in part or in whole from the execution date of this agreement up until the Repayment Date.
"Repayment Date" means the date on which any drawn principal amounts of the Loan are to be repaid in accordance with the provisions of Section 2 of this agreement.
"Manager" means Central Mare Inc. of Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands, MH96960
"Minimum Shareholding" is set to 30% unless otherwise agreed.
1.          Purpose of Loan
The Loan is to be used as bridge loan of the Borrower for general working capital purposes.
2.          Repayment
The Borrower undertakes to repay any drawn amounts under this loan anytime until December 31st 2018 in cash or in shares, at the Lender's option. In case repayment takes place in shares such amount of shares will be determined in accordance with Clause 10. The Borrower cannot redraw already repaid amounts for the duration of the Loan.
3.          Drawdown
A drawdown notice must be signed by an authorized representative of the Borrower and once served cannot be revoked without the consent of the Lender. All funds of the Loan shall be drawn from the Borrower via the Manager, or from any other account that the Lender may designate.
4.          Mandatory Prepayment
4.1 In case of an equity offering, an exercise of warrants or options to purchase common shares of the Borrower, an issuance of debt securities or securities that are convertible into Borrower's shares of common stock or upon the conversion of such convertible securities, (henceforth the "Equity Drawdown") the Borrower is obliged to repay any amounts due under this loan and any accrued interest and fees up to this time in cash or in shares of common stock at the Lender's option (in case repayment takes place in shares such number of shares will be determined in accordance with Clause 10). The Lender retains the right to delay this mandatory repayment at its absolute discretion until the Repayment Date including any extensions as per Clause 14. For a period of six months following the signing of this agreement, except for $3.5 million which can be paid in cash, the payment of any amounts pursuant to this section 4.1 are only to be made in shares of common stock. Cash payments during the six month period are allowed only in the case where: i) the company has the funds to effect such payment and ii) following the payment the company will not be in default of its bank facilities.
4.2 In case of Change of Control of the Borrower, which for the purposes of this clause is defined as the case when LAX Trust shareholding falls below the Minimum Shareholding, the Borrower is obliged to immediately prepay in cash or in shares (in case payment takes place in shares of common stock such number of shares will be determined in accordance with Clause 10), at the Lender's option any drawn amounts under this loan as per clause 2 above and any accrued interest up to this time. The Lender retains the right to delay this mandatory repayment at its absolute discretion up to 24 months from the date of change of control.
5.          Interest Rate - Default Interest
5.1 The rate of interest applicable to the Loan shall be ten per cent (10%) per annum on all amounts due. Interest shall be payable in cash or in shares of common stock at the Lender's option (in case payment takes place in shares such number of shares will be determined in accordance with Clause 10) in one or more installments, on the option of the Borrower, the last installment payable on the Repayment Date.
5.2 In the event of failure by the Borrower to settle any drawn amounts under this Loan on the appointed date, the Borrower shall pay default interest on such amounts on demand, in cash or in shares of common stock at the Lenders option (in case payment takes place in shares such number of shares will be determined in accordance with Clause 10) from the date of such default up to the date of actual payment at the rate of 5% over the applicable interest rate. Any interest not paid when due shall be compounded every three months.
6.          Payments
6.1 The drawn amounts, all payments or repayments and all accrued interest and fee payments to be made by the Borrower shall be made in shares of common stock at the Lender's option (such number of shares will be determined in accordance with Clause 10) or in freely transferable currency by remitting funds to the account of the Manager
Account : Central Mare Inc.

Bank : Credit Suisse
Account Number: 0835-2193917-9
IBAN (USD): CH37 0483 5219 3917 9200 0
SWIFT code: CRESCHZZ80A
6.2 All payments by the Borrower under this agreement (whether in respect of principal, interest, or otherwise) shall be made in full, without any set-off, counterclaim or retention and free and clear of and without any deduction or withholding in respect of duties, taxes, charges, levies, impost duties or fees of any nature.
6.3 In the event that the Borrower or the Lender is required by law to make any such deduction or withholding from any payment then the Borrower shall forthwith pay to the Lender of the full amount which would have been received hereunder had no deduction or withholding been made. The obligations set forth in this Section shall survive the termination of this agreement and the repayment of the Loan.
7.          Representations and warranties of the Borrower
The Borrower represents and warrants that:
7.1 This agreement constitutes a legal, valid and binding obligation of the Borrower, enforceable in accordance with its terms. All consents, licenses, approvals, registrations, authorizations or declarations in the jurisdiction to which the Borrower is subject required to enable it to borrow hereunder and lawfully to enter into and perform and discharge its duties and liabilities under this agreement have been obtained or made and are in full force and effect.
7.2 The signing and delivery of this agreement and performance of any of the transactions contemplated in it will not contravene or constitute a default under any provision contained in any agreement, instrument, law, judgment, order, license, permit or consent by which the Borrower or any of its assets is bound or affected.
7.3 No condition, event or act has occurred and is continuing or would result from the making of the Loan which constitutes an Event of Default or a Default;
7.4 The Borrower is not in default under any agreement to which it is a party or by which it may be bound and no litigation, arbitration or administrative proceedings are presently current or pending, or to the knowledge of the Borrower, threatened, which in any such case would have an adverse effect upon the Borrower to perform and observe the obligations and provisions binding upon him under this agreement.
8.          Default
On the occurrence of any of the events specified below the Lender may, by giving written notice to cancel this agreement and/or demand immediate repayment of the whole outstanding balance of the Loan and all accrued interest, and all costs and expenses and any other moneys due hereunder and the Lender may exercise its rights under any security which it holds:
(a) If the Borrower fails to fulfill payment obligations arising hereunder and such failure continues to be unremedied for five days;

(b) If the Borrower fails to observe or perform any of its obligations under this agreement and such default continues to be unremedied for five days;
(c) Any representation, warranty or statement which is made or deemed to have been made by the Borrower in this agreement or in any certificate, statement, or notice provided under or in connection with this agreement proves to be incorrect in any respect which the Lender deems material;
(d) If the Borrower fails to fulfill its obligations in respect of any other indebtedness for borrowed money to the extent that such indebtedness becomes repayable or capable of being declared repayable prior to its stated maturity;
(e) If an order is made or resolution passed for the liquidation or the winding up of the Borrower other than for the purposes of amalgamation or reconstruction agreed to in writing by the Lender or if the Borrower makes or seeks to make any composition or arrangement with its creditors;
(f) If an encumbrancer takes possession of, or trustee, administrator, receiver or other similar officer is appointed in respect of all or any part of the business or assets of the Borrower or distress or any form of execution is levied or enforced upon any property of the Borrower;
(g) If the Borrower ceases or threatens to cease to carry on its business or substantially the whole of its business;
(h) If the Borrower becomes or is declared insolvent or bankrupt;
(i) If the Borrower becomes delisted from the Nasdaq Stock Exchange
9.          Fees
9.1 The Borrower shall pay to the Lender an extension fee of four percent (4%) on the Loan, on the execution of this agreement. Should the Repayment Date be renewed as per Clause 14, a new extension fee of four percent (4%) will be considered incurred to the Lender, at each such renewal.
9.2 The Borrower shall pay to the Lender a commitment fee on the undrawn amount of this loan of two point five per cent (2.5%) per annum. The commitment fee will start accruing from the date of execution of this agreement. The commitment fee is payable in one or more installments, at the option of the Borrower, the last installment payable on or before the Repayment Date.
9.3 The Borrower shall pay all legal fees and expenses incurred in connection with the preparation, negotiation and conclusion of this agreement.
9.4 Payment of fees shall be made in cash, or shares of common stock at the Lender's option (such number of shares will be determined in accordance with Clause 10), in one or more installments, depending on the Borrower's availability of liquidity, on or before the Repayment Date.
10.          Convertibility
a. The Lender will have the right, for as long as there are outstanding amounts due under the Loan (principal, accrued interest and or fees), to get repaid for such amounts with the

Borrower's common shares of common stock. The number of shares to be used as consideration for payment of the abovementioned amounts will be calculated by dividing said amount with 80% of the lowest daily volume weighted average price ("VWAP") of the Borrower's common shares on the Nasdaq Capital Market during the twenty consecutive trading days ending on the trading day prior to the payment date (the "Applicable Price"), provided, however, that at no time shall the Applicable Price be lower than $0.60 per share (the "Floor Price").
b. In the case where the company raises capital (whether publicly or privately), if the Applicable Price is higher than the lowest of (henceforth the "Issuance Price"):
a.	The price per share issued upon an equity offering of the Borrower
b.	The exercise price of warrants or options for common shares of the Borrower
c.	The conversion price of any convertible security into the Borrower's common stock
d.	The implied exchange price of the Borrower's common shares pursuant to an asset to equity or liability to equity swap
, then the Applicable Price will be reduced to the Issuance Price.
c. Furthermore, in case the Applicable Price is higher than the exercise price of the Borrower's outstanding warrants, the Applicable Price will be reduced to the exercise price of such outstanding warrants.
11.          Stamp Duties
The Borrower shall pay any and all stamp, registration and similar taxes and charges of whatsoever nature which may be payable or determined to be payable on, or in connection with, the execution, registration, notarisation, performance or enforcement of this agreement. The Borrower shall indemnify the Lender against any and all liabilities with respect to or resulting from delay or omission on the part of the Borrower to pay any such taxes.
12.          No Waiver
Time shall be of the essence of this agreement but no failure to exercise nor any delay in exercising on the part of the Lender any right, power, privilege or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any right, power, privilege or remedy prevent any further or other exercise thereof or the exercise of any other right, power, privilege or remedy. The rights and remedies herein provided are cumulative and not exclusive of any rights or remedies provided by law.
13.          Severance
If at any time anyone or more provisions hereof is or becomes invalid, illegal or unenforceable in any respect under any law, the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby.
14.          Extension
The Borrower has the option to extend the Repayment Date for six months and another six months after that. Further extensions of the Loan, may be arranged upon mutual consent of the Borrower and Lender.

15.          Early Termination
Except in the case of a Change of Control (Section 4.2), the Borrower has the option to terminate part or whole of the Loan before the Repayment Date stipulated in Section 2 of this agreement as such date may have been extended pursuant to clause 14. If the Loan or part of the Loan is terminated by the Borrower before the Repayment Date, the Borrower is obliged to pay to the Lender an early termination fee of five percent (5%) over the amount of the facility that is being terminated , together with outstanding principal and all accrued interest up to that date and all fees outstanding under section 9 of this agreement. Payment to be made in cash or in shares of common stock, at the Lender's option. In case repayment takes place in shares such number of shares will be determined in accordance with Clause 10.
16.          Notices
Every notice, request, demand or other communication under this agreement shall:
a) be in writing delivered personally or by fax or e-mail;
b) be deemed to have been received, in the case of fax or e-mail, at the time of dispatch as per transmission report (provided that if the date of dispatch is not a business day it shall be deemed to have been received at the opening of business on the next such business day), and in the case of a letter when delivered or served personally; and
c) be sent:
(I) if to the Borrower
Top Ships Inc.
1, Vas. Sofias &Meg. Alexandrou Str.
151 24 Maroussi
Greece Tel. + 30 210 8128181
Fax + 30 210 6141275
e-mail: atsirikos@topships.org
(ii) if to be sent to the Lender
G. C. Economou & Associates

Kanari 11 106 71 Athens
Greece
Tel. + 30 210 3640030
Fax + 30 210 3640082
e-mail: economou@gce-associates.gr
or to such other person, address, fax number or e-mail as is notified by a Party (as the case may be) to the other Party to this agreement.
17.          Assignment

14.1 Without prior written approval of the Lender (which the Lender may refuse at his absolute discretion) the Borrower shall not assign or transfer any rights and obligations under this agreement.
14.2 The Lender may at any time at its discretion without the prior consent of the Borrower assign or transfer in whole or in part to a third party any rights, accessory rights and claims already existing or in future arising under this agreement.
18.          Confidentiality
15.1 Each of the parties hereto agree and undertake to keep confidential any documentation and any confidential information concerning the business, affairs, etc. which comes into its possession during this agreement and not to use any such documentation, information for any purpose other than for which it was provided.
15.2 The Borrower acknowledges and accepts that the Lender may be required by law or that it may be appropriate for the Lender to disclose information and deliver documentation relating to the Borrower and the transactions and matters in relation to this agreement to governmental or regulatory agencies and authorities.
15.3 The Borrower acknowledges and accepts that in case of occurrence of any of the Events of Default the Lender may disclose information and deliver documentation relating to the Borrower and the transactions and matters in relation to this agreement to third parties (including in particular any technical advisors, accountants, any legal advisors) to the extend that this is necessary for the enforcement or the contemplation of enforcement of the Lender's rights or for any other purpose for which in the opinion of the Lender, such disclosure should be useful or appropriate for the interests of the Lender or otherwise and the Borrower expressly authorizes any such disclosure and delivery.
15.4 The Borrower acknowledges and accepts that the Lender may be prohibited or it may be inappropriate for the Lender to disclose information to the Borrower by reason of law or duties of confidentiality owed or to be owed to other persons.
19.          Law and Jurisdiction
16.1 This agreement shall be governed by and construed in accordance with English Law.
16.2 For the exclusive benefit of the Lender, the Borrower hereby irrevocably submits to the non-exclusive jurisdiction of the High Court ofJustice in respect of any disputes which may arise out or in connection with this agreement. The foregoing shall not limit the right of the Lender to start proceedings in any other country.
16.3 If it is decided by the Lender that any such proceedings should be commenced in any other country, then any objections as to the jurisdiction or any claim as to the inconvenience of the forum is hereby waived by the Borrower and it is agreed and undertaken by the Borrower to instruct lawyers in that country to accept service of legal process and not to contest the validity of such proceedings as far as the jurisdiction of the court or courts involved is concerned.

IN WITNESS WHEREOF the parties have caused this agreement to be executed as of the date first above written.

SIGNED for and on behalf of TOP SHIPS INC. /s/ Alexandros Tsirikos Mr. Alexandros Tsirikos Director / Chief Financial Officer	SIGNED for and on behalf of FAMILY TRADING INC. /s/ Dimosthenis Eleftheriadis Dimosthenis Eleftheriadis President/Director